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As filed with the Securities and Exchange Commission on February 27, 2004

Registration No. 333-109033

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1
TO FORM S-4
ON FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Precision Castparts Corp.
(Exact Name of Registrant as Specified in its Charter)

Oregon	3320	93-0460598
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

4650 S.W. Macadam Ave., Suite 440
Portland, Oregon 97239
(503) 417-4800
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

William D. Larsson
Senior Vice President and Chief Financial Officer
Precision Castparts Corp.
4650 S.W. Macadam Ave., Suite 440
Portland, Oregon 97239
(503) 417-4800
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Ruth A. Beyer, Esq.
Stoel Rives LLP
900 S.W. Fifth Avenue, Suite 2600
Portland, Oregon 97204
(503) 224-3380

Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective.

        If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: ☐

        If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box: ☒

        If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered(1)	Amount to be registered(3)(4)	Proposed maximum offering price per share	Proposed maximum aggregate offering price	Amount of registration fee(5)

Common Stock, no par value	1,413,100 shares	N/A	N/A	N/A

Series A Preferred Stock Purchase Rights(2)	1,413,100 rights	N/A	N/A	N/A

(1)
This Post-Effective Amendment No. 1 to Form S-4 on Form S-3 covers 1,413,100 shares of common stock, no par value (the "Common Stock"), of Precision Castparts Corp., an Oregon corporation (the "Registrant"), that the Registrant issued to the selling shareholders named herein in connection with the merger of SPS Technologies, Inc., a Pennsylvania corporation, with and into SPS Technologies, LLC (formerly known as Star Acquisition, LLC), a Pennsylvania limited liability company of which the Registrant is the sole member, as described in the prospectus constituting a part of this registration statement. The initial issuance of such 1,413,100 shares of the Registrant's Common Stock was registered pursuant to the Registrant's registration statement on Form S-4 initially filed with the Securities and Exchange Commission (the "Commission") on September 23, 2003 (File No. 333-109033), as amended by Pre-Effective Amendment No. 1 thereto filed with the Commission on October 16, 2003 (the "Form S-4"), and declared effective by order of the Commission on October 16, 2003. See "Explanatory Note."
(2)
A right to purchase a fraction of a share of the Registrant's Series A Preferred Stock (each, a "Right") is attached to each of the resale shares being registered. This registration statement also relates to an indeterminate number of Rights that may be issued to prevent dilution resulting from a stock split, stock dividend or similar transaction in accordance with Rule 416.
(3)
Based upon the estimated maximum number of shares of the Registrant's Common Stock that may be sold by the selling shareholders named herein.
(4)
Pursuant to Rule 416(a) under the Securities Act of 1933, this registration statement also registers such additional shares of the Registrant's Common Stock as may become issuable as a result of stock splits, stock dividends or similar transactions.
(5)
All filing fees payable in connection with the issuance of these securities were paid in connection with the filing of the Form S-4.

        The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

        The purpose of this Post-Effective Amendment No. 1 (the "Post-Effective Amendment") is to register on Form S-3 the offer and sale of an aggregate of 1,413,100 shares of common stock, no par value (the "Selling Shareholder Shares"), of Precision Castparts Corp., an Oregon corporation ("PCC" or the "Registrant"), held by the selling shareholders named herein (the "Selling Shareholders"). The initial issuance of the Selling Shareholder Shares to the Selling Shareholders was previously registered on Form S-4 (Registration No. 333-109033), as amended, in connection with the acquisition by PCC of SPS Technologies, Inc., which we refer to as the "SPS merger."

        The Selling Shareholder Shares were registered under the Registration Statement on Form S-4 and are hereby transferred to this Form S-3.

        This Post-Effective Amendment contains a prospectus to be used in connection with resales of the Selling Shareholder Shares from time to time by the Selling Shareholders.

SUBJECT TO COMPLETION, DATED                        , 2004

The information in this prospectus is not complete and may be changed. The selling shareholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS

PRECISION CASTPARTS CORP.

1,413,100 Shares of Common Stock

        This prospectus relates to the offer and sale of an aggregate of 1,413,100 shares of the common stock of Precision Castparts Corp. (PCC) by the selling shareholders listed under the heading "Selling Shareholders." We originally issued these shares to the selling shareholders on December 9, 2003 in connection with our acquisition of SPS Technologies, Inc. The selling shareholders may sell shares at the market price of PCC's common stock at the time of a sale, at prices relating to the market price over a period of time, or at prices negotiated with the buyers of shares. The selling shareholders will receive all of the proceeds from any sales. PCC will not receive any of the proceeds.

        PCC common stock is traded on The New York Stock Exchange under the symbol PCP. The last reported sale price of PCC common stock as reported by the New York Stock Exchange on                         , 2004 was $            per share.

        See "Risk Factors" beginning on page 8 of this prospectus for a discussion of risks that you should consider before purchasing the securities offered hereby.

        NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is                        , 2004

        This prospectus incorporates important business and financial information about our company that is not included in or delivered with this prospectus. If you write or call us, we will send you these documents, including exhibits, without charge. You can contact us at:

  Precision Castparts Corp.
  4650 S.W. Macadam Ave., Suite 440
  Portland, Oregon 97239-4262
  Attention: Director of Communications
  Telephone: (503) 417-4850

We will mail the documents to you by first class mail, or another equally prompt means, by the next day after we receive your request. See "Where You Can Find More Information" and "Documents Incorporated by Reference" for more information about the documents referred to in this prospectus.

ABOUT THIS PROSPECTUS

        This prospectus is part of a post-effective amendment to a registration statement that we are filing with the Securities and Exchange Commission, or the "SEC", on behalf of the selling shareholders utilizing a "shelf" registration process. Under this shelf registration process, the selling shareholders may, from time to time until this registration statement is withdrawn from registration by PCC, sell the shares of our common stock being offered under this prospectus in one or more offerings.

        This prospectus includes and incorporates by reference a general description of the securities that the selling shareholders may offer. To the extent required, the number of shares of our common stock to be sold, the purchase price, the public offering price, the names of any such agent or dealer and any applicable commission or discount with respect to a particular offering by any selling shareholder will be set forth in an accompanying prospectus supplement. You should read both this prospectus and any prospectus supplement together with the additional information described in the sections titled "Where You Can Find More Information" and "Documents Incorporated by Reference."

i

        You should rely only on the information contained or incorporated by reference into this prospectus or any related prospectus supplement. We have not, and the selling shareholders have not, authorized anyone to provide you with different information. We are not, and the selling shareholders are not, making an offer of the shares of our common stock to be sold under this prospectus in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus or any related prospectus supplement is accurate as of any date other than the date on the front cover of this prospectus or any related prospectus supplement, or that the information contained in any document incorporated by reference is accurate as of any date other than the date of the document incorporated by reference.

        PCC's principal executive offices are located at 4650 S.W. Macadam Ave., Suite 440, Portland, Oregon 97239, and its telephone number is (503) 417-4800.

ii

SUMMARY

        The following summary highlights selected information contained or incorporated by reference in this prospectus and does not contain all of the information that may be important to you. You should carefully read this entire prospectus, including the financial data and related notes and the documents incorporated by reference.

        As used in this prospectus, the terms "Precision Castparts Corp.," "Precision Castparts," "PCC," "the Company," "we," "our" and "us" refer to Precision Castparts Corp. and its subsidiaries as a combined entity, except in the places where it is clear that the terms mean only Precision Castparts Corp. The term "combined company," as used in this prospectus, refers to the combined company resulting from our merger with SPS Technologies, Inc., which was completed on December 9, 2003.

Precision Castparts Corp.

Overview

        We are a worldwide manufacturer of complex metal components and products with facilities in 24 states, as well as in Mexico, England, Scotland, France, the Netherlands, Italy, the Czech Republic, Romania, Hungary, India, China, Malaysia, Singapore and Australia. We provide:

  •
  high-quality investment castings and forgings for aerospace and power generation customers;

  •
  investment castings and forgings for general industrial, automotive, armament, medical, and other applications;

  •
  precision machining for aerospace and industrial gas turbine components;

  •
  fluid-handling industrial pumps and valves for a wide variety of markets, along with aftermarket services;

  •
  refiner plates, screen cylinders, refiner rebuilds, and other products for the pulp and paper industry;

  •
  metal-injection-molded and ThixoFormed™ parts for automotive and other markets;

  •
  metal-matrix-composite components for the electronics and communications industries; and

  •
  metalworking tools for various industrial markets.

        We manufacture complex metal components and products in four principal business segments:

  •
  Investment Cast Products;

  •
  Forged Products;

  •
  Fluid Management Products; and

  •
  Industrial Products.

        The following table sets forth our total revenue for each of these business segments for the periods shown:

	Fiscal Year
	2003	2002	2001
PCC—by segment (in millions)
Investment Cast Products	$1,071.3	$1,332.0	$1,187.6
Forged Products	566.9	697.9	620.7
Fluid Management Products	310.9	298.7	259.2
Industrial Products	127.5	119.2	152.9

Total	$2,076.6	$2,447.8	$2,220.4

For more detailed segment results, see "Management's Discussion and Analysis—Financial results by segment" in our most recent Annual Report on Form 10-K, as amended, and our reissued historical audited consolidated financial statements for the years ended March 30, 2003, March 31, 2002 and April 1, 2001 included in our Current Report on Form 8-K filed on December 2, 2003.

Investment Cast Products

        Our Investment Cast Products segment includes our subsidiaries PCC Structurals, Inc. and PCC Airfoils, LLC. These operations manufacture investment castings for aircraft engines, industrial gas turbine (IGT) engines, airframes, medical prostheses and other industrial applications primarily in the aerospace and power generation markets. The Investment Cast Products segment accounted for approximately 51.6% of our sales in fiscal year 2003 and approximately 51.6% of our sales for the six months ended September 28, 2003.

        We are the market leader in manufacturing large, complex structural investment castings and airfoil investment castings used in jet aircraft engines. We are also one of the market leaders in manufacturing structural and airfoil investment castings for IGT and aeroderivative engines used for electric power generation, and we have expanded into the structural airframe and armament markets. In addition, we make investment castings for use in the automotive, medical prosthesis, satellite launch vehicle and general industrial markets.

Forged Products

        Our subsidiary, Wyman-Gordon Company, is among the leading manufacturers of forged products for the aerospace and power generation markets. Forged Products' aerospace and IGT sales are primarily derived from the same large engine customers served by our Investment Cast Products segment, with additional aerospace sales from manufacturers of landing gear and other airframe components. The Forged Products segment accounted for approximately 27.3% of our sales in fiscal year 2003 and approximately 26.1% of our sales for the six months ended September 28, 2003.

        We manufacture components from sophisticated titanium and nickel based alloys for jet engines, including fan discs, compressor discs, turbine discs, seals, spacers, shafts, hubs and cases. Our airframe structural components are used on both commercial and military aircraft and include landing gear beams, bulkheads, wingspans, engine mounts, struts, wing hinges, wing and tail flaps and housings. These parts are made of titanium, steel or other alloys. We provide forged products for use in power plants worldwide, as well as in oil and gas industry applications. These products include discs, spacers and valve components for land-based steam turbine and IGT engines, and include shafts, cases and compressor and turbine discs for marine gas engines. We also produce a variety of mechanical and structural tubular forged products, primarily in the form of extruded seamless pipe, for the domestic and international energy markets, which include nuclear and fossil-fueled power plants, co-generation projects and retrofit and life-extension applications. For naval defense applications, we supply forged components for propulsion systems on nuclear submarines and aircraft carriers, as well as forgings for pumps, valves and structural applications.

Fluid Management Products

        Our Fluid Management Products segment includes all of the businesses within our subsidiary, PCC Flow Technologies. We design, manufacture, market and service a broad range of high-quality, fluid-handling industrial valves and pumps. We entered the fluid management sector in fiscal year 1997 with the acquisition of the NEWFLO Corporation. Subsequent acquisitions, which have included Crown Pumps, OIC Valves, Baronshire Engineering, Environment/One, TBV, Sterom, Reiss Engineering, Valtaco, Technova, ConVey, Wouter Witzel, C.W. Valve Services and AOP Industries, have enabled us to further expand our product lines and markets. We sell fluid management products worldwide under well-established brand names to a wide range of end-users. The Fluid Management Products segment accounted for approximately 15.0% of our sales in fiscal year 2003 and approximately 15.6% of our sales for the six months ended September 28, 2003.

Industrial Products

        Our Industrial Products segment includes our subsidiaries J&L Fiber Services, Inc. and Advanced Forming Technology, Inc. and the Reed-Rico division of our subsidiary PCC Specialty Products, Inc. J&L Fiber Services produces refiner plates and screen cylinders for use in the pulp and paper industry and rebuilds refiner equipment that is used in the pulping process. Advanced Forming Technology manufactures metal-injection-molded, metal-matrix-composite, and ThixoFormed™ components for numerous industrial applications. Reed-Rico manufactures a broad range of cold-forming header tools and threader tools and machines for fastener production, principally for automotive applications. Our tooling business includes product lines manufactured under the names Reed-Rico® and Astro Punch®, and our machines business includes product lines manufactured under the names Reed-Rico® and Hartford®. The Industrial Products segment accounted for approximately 6.1% of our sales in fiscal year 2003 and approximately 6.7% of our sales for the six months ended September 28, 2003.

Recent Developments

Merger With SPS Technologies, Inc.

        On December 9, 2003, we completed the acquisition of SPS Technologies, Inc. Under the terms of the merger agreement signed on August 16, 2003, we issued an aggregate of 9,302,283 shares of our common stock and paid $294,130,234 in cash (excluding cash in lieu of fractional shares of our common stock) for all outstanding shares of SPS. We also assumed approximately $181 million of SPS's existing indebtedness with a fair value of $206.6 million. Of the 9,302,283 shares of PCC common stock issued in the SPS merger, we have agreed to register for resale by the selling shareholders all of the 1,413,100 shares of PCC common stock issued to them in the merger.

        SPS is engaged in the design, manufacture and marketing of fasteners, specialty metals, magnetic products, aerospace structures and precision tools. SPS is multinational in operation. In addition to 20 manufacturing facilities in the United States, it operates 15 manufacturing facilities in eight different countries: England, Ireland, Canada, Brazil, Australia, China, Italy and France. Marketing operations are carried on by subsidiaries of SPS in three other countries.

        Upon closing of the acquisition, SPS merged with and into our wholly-owned subsidiary, Star Acquisition LLC. Star survived the merger and was renamed SPS Technologies, LLC. The surviving company will continue to operate the SPS business following the acquisition.

        On December 22, 2003, SPS entered into a settlement agreement settling the remaining claims pending in two lawsuits relating to the merger. The first lawsuit was originally filed on October 2, 2003, as a class action in the Court of Common Pleas of Montgomery County Pennsylvania, naming as defendants us, SPS and each member of the SPS board of directors, but no class was ever certified. The second lawsuit was filed on November 10, 2003, as a derivative action, also in the same court. Pursuant to the settlement agreement, the class action has been dismissed with prejudice. If the court approves the settlement, the derivative lawsuit will also be dismissed. The settlement agreement provides that the plaintiffs may seek attorneys' fees and expenses in the amount of $300,000 to be paid by SPS, subject to court approval. There will be no other settlement payment by SPS. We cannot assure you, however, that the court will approve the settlement.

Financings Related to the SPS Merger

        The financing for the cash portion of the purchase consideration for the SPS merger was funded through borrowings under our new unsecured, syndicated credit facility with Bank of America, N.A., as agent, borrowings under our accounts receivable securitization, and proceeds from the sale of an aggregate principal amount of $200 million of our 5.60% Senior Notes due 2013 on December 9, 2003. In connection with the SPS merger, we also assumed approximately $181 million of SPS's existing indebtedness with a fair value of $206.6 million. At December 28, 2003, we had approximately $1,095.7 million of total consolidated indebtedness.

        Before the SPS merger, we maintained an Amended and Restated Credit Agreement with Bank of America, N.A., as agent, and other bank lenders. In connection with the SPS merger, we negotiated a new unsecured credit agreement with Bank of America, N.A., as administrative agent, letter of credit issuing bank and swing line lender, and other bank lenders. This new credit agreement replaced the prior credit agreement and became effective simultaneously with the closing of the SPS merger. This credit agreement provides a term loan of $300 million and a revolving loan commitment of up to $400 million, each of which will mature on December 9, 2008. The payment obligations under the credit agreement are guaranteed, jointly and severally, by certain of our material domestic subsidiaries. At December 28, 2003, the outstanding balance of the term loan was $300 million and there were no outstanding borrowings under the revolving loan.

        We and Precision Receivables Corp. have executed a Credit and Security Agreement with Wachovia Bank, N.A. and its affiliate Blue Ridge Asset Funding Corporation that provides for a 364-day revolving loan of up to $150 million (the "Accounts Receivable Securitization"). This facility is secured by a portion of the accounts receivable originated by our principal operating subsidiaries, which the subsidiaries have sold to us and we in turn have sold or contributed to Precision Receivables. At December 28, 2003, $20.0 million of accounts receivable securitization was outstanding.

        On December 9, 2003, we completed a private offering of $200,000,000 aggregate principal amount of 5.60% Senior Notes due 2013. We initially sold the notes pursuant to a purchase agreement dated December 2, 2003 among us, the guarantors named therein and the initial purchasers named therein. As of the date of this prospectus, $200 million aggregate principal amount of the notes are outstanding. Pursuant to a registration rights agreement, we and the guarantors agreed to file with the SEC an exchange offer registration statement under the Securities Act relating to an exchange offer for the notes. In addition to the 5.60% Senior Notes due 2013, we also have outstanding $150 million of 6.75% Senior Notes due 2007 and $200 million of 8.75% Senior Notes due 2005.

        SPS previously issued $180,000,000 principal amount of promissory notes, of which $163,636,369 is presently outstanding. The promissory notes were originally issued pursuant to note purchase agreements in five series: (1) $30,000,000 of 7.75% Series B Senior Notes due 2009, all of which is presently outstanding, (2) $15,000,000 of 8.37% Senior Notes due 2010, all of which is presently outstanding, (3) $60,000,000 of 7.88% Series A Senior Notes due 2011, with a principal amount of

$43,636,369 presently outstanding, (4) $25,000,000 of 7.70% Series B Senior Notes due 2011, all of which is presently outstanding, and (5) $50,000,000 of 7.85% Series A Senior Notes due 2014, all of which is presently outstanding (collectively, the "SPS Senior Notes").

        In connection with the SPS merger, we entered into an Amended and Restated Note Purchase Agreement (the "Amended Note Purchase Agreement") with the holders of the SPS Senior Notes, which Amended Note Purchase Agreement replaced each of the existing note purchase agreements pursuant to which the various series of the SPS Senior Notes were issued. Pursuant to the Amended Note Purchase Agreement (1) we absolutely and unconditionally assumed all the obligations of SPS under the SPS Senior Notes, (2) the holders of the SPS Senior Notes released SPS from its obligations under the existing note purchase agreements and the SPS Senior Notes (except with respect to the obligations of the surviving company and certain of its subsidiaries to guarantee payment under the Amended Note Purchase Agreement and the SPS Senior Notes following the merger), consented to the merger and the foregoing assumption and waived any defaults or rights to prepayment under any of the existing note purchase agreements and the SPS Senior Notes in connection with the merger and the Amended Note Purchase Agreement and (3) each of the existing note purchase agreements and the SPS Senior Notes were amended and restated as set forth in the Amended Note Purchase Agreement to provide that we are the obligor. Certain of the financial and other covenants contained in the existing note purchase agreements were amended pursuant to the Amended Note Purchase Agreement, in part, to conform to similar covenants contained in our new syndicated credit agreement. Our payment obligations under the SPS Senior Notes are guaranteed by the same material domestic subsidiaries that guarantee our syndicated credit agreement and other outstanding debt securities.

Discontinued Operations

        In the second quarter of fiscal 2004, we decided to sell the Newmans valve business, including our subsidiary Newmans Valve Limited. Subsequently, in the third quarter of fiscal 2004, we entered into an agreement to sell Newmans for approximately $10 million. We previously recorded the results of operations of Newmans in our Fluid Management Products segment. As a result of our decision to sell Newmans, we have re-issued, in an updated format, our historical financial statements, as required by SFAS 144, to reclassify Newmans as discontinued operations for previously issued annual and quarterly financial statements presented or incorporated by reference in this prospectus, even though those financial statements related to periods prior to the date we decided to sell Newmans. In addition, we have restated certain customer and segment data contained in this prospectus to reflect our discontinued operations. For more information relating to this reclassification, we urge you to read our Current Report on Form 8-K filed with the SEC on December 2, 2003.

Corporate Information

        Precision Castparts Corp. is incorporated in Oregon. Our principal executive offices are located at 4650 S.W. Macadam Ave., Suite 440, Portland, Oregon 97239. Our telephone number is (503) 417-4800.

The Offering

PCC securities being offered	PCC Common stock, no par value
Number of shares of PCC Common Stock being offered	1,413,100(1)
Shares of PCC Common Stock outstanding as of February 20, 2004	64,628,986
Use of proceeds	PCC will not receive any proceeds from the sale of shares of its common stock covered by this prospectus
Transfer Agent	The Bank of New York
NYSE Symbol	PCP

(1)
We issued these shares to the selling shareholders in connection with the SPS merger.

        The selling shareholders may sell the shares of our common stock subject to this prospectus from time to time and in various types of transactions, including sales in the open market, sales in negotiated transactions and sales by a combination of these methods, and may also decide not to sell all the shares they are allowed to sell under this prospectus. The selling shareholders will act independently of PCC in making decisions with respect to the timing, manner and size of each sale. The selling shareholders may sell shares at the market price of the common stock at the time of a sale, at prices relating to the market price over a period of time, or at prices negotiated with the buyers of shares. Furthermore, the selling shareholders may enter into hedging transactions with broker-dealers in connection with distributions of shares or otherwise.

        Before making a decision about investing in our common stock, we urge you to carefully consider the specific risks contained in the section titled "Risk Factors" below, and any applicable prospectus supplement, together with all of the other information contained in this prospectus and any prospectus supplement or appearing or incorporated by reference in the registration statement of which this prospectus is a part.

Summary of Historical Consolidated Financial Data

        The following table shows our summary historical consolidated financial information for the fiscal years ended March 28, 1999, April 2, 2000, April 1, 2001, March 31, 2002 and March 30, 2003 and for the nine months ended December 29, 2002 and December 28, 2003. In the second quarter of fiscal 2004, we decided to sell the Newmans valve business, including our subsidiary Newmans Valve Limited. As a result, we have reissued, in an updated format, our historical financial statements, as required by SFAS 144, to reclassify Newmans as discontinued operations. We derived the data for fiscal years 2001, 2002 and 2003 from our Current Report on Form 8-K filed on December 2, 2003. The data for fiscal years 1999 and 2000 have also been restated to reflect these discontinued operations. We derived the information for the nine months ended December 29, 2002 and December 28, 2003 from the unaudited consolidated financial statements in our Quarterly Report on Form 10-Q for the quarter ended December 28, 2003. Operating results for the nine months ended December 28, 2003 are not necessarily indicative of the results that will be achieved for the entire year. The information in this Summary of Historical Consolidated Financial Data is only a summary, and we urge you to read it in conjunction with the "Management's Discussion and Analysis" and reissued consolidated financial statements and the related notes included in our Current Report on Form 8-K filed with the SEC on December 2, 2003, our most recent Annual Report on Form 10-K, as amended, and our Quarterly Report on Form 10-Q for the nine months ended December 28, 2003, which are incorporated by reference into this prospectus. Per share data for fiscal years prior to 2001 have been restated for the effects of a two-for-one stock split in September 2000.

						Nine Months Ended
	Fiscal Years
						December 29, 2002	December 28, 2003
	1999	2000	2001	2002	2003
						(unaudited)
	(in millions, except per share data)
Operations Statement Data:
Net sales from continuing operations	$1,336.7	$1,562.9	$2,220.4	$2,447.8	$2,076.6	$1,570.7	$1,469.6
Net income from continuing operations	106.8	85.3	127.1	81.7	161.1	122.2	94.0
Net income per share from continuing operations (basic)	2.19	1.74	2.54	1.58	3.07	2.34	1.75
Net income per share from continuing operations (diluted)	2.18	1.73	2.50	1.56	3.04	2.31	1.71
Cash dividends declared per common share	0.12	0.12	0.12	0.12	0.12	0.09	0.09
	March 28, 1999	April 2, 2000	April 1, 2001	March 31, 2002	March 30, 2003	December 28, 2003
						(unaudited)
	(in millions)
Balance Sheet Data:
Cash and cash equivalents	$14.8	$17.6	$40.1	$38.1	$28.7	$47.6
Working capital(1)	252.3	160.4	199.6	151.4	161.1	489.0
Total assets	1,449.6	2,415.7	2,572.9	2,564.9	2,467.2	3,675.4
Total debt	425.9	1,068.2	1,052.7	901.5	692.1	1,095.7
Other long-term liabilities	52.8	165.8	171.1	189.0	248.6	335.7
Total shareholders' investment	697.4	773.9	901.8	951.8	1,061.7	1,663.8

(1)
Working capital is calculated by subtracting current liabilities from current assets.

RISK FACTORS

        You should carefully consider the following risk factors, in addition to other information contained in this prospectus and the documents incorporated by reference in this prospectus before deciding to purchase shares of PCC's common stock. See "Where You Can Find More Information" and "Documents Incorporated by Reference." Risks and uncertainties, in addition to those we describe below, that are not presently known to us, or that we currently believe are immaterial, may also harm our business and operations. If any of the following risks occurs, our business, results of operations and financial condition could be harmed. In that case, the price of our common stock could decline, and you may lose all or part of your investment. We urge you to pay particular attention to the following risks.

We may be unable to successfully integrate SPS's operations and retain key SPS employees.

        Our merger with SPS involves the integration of two companies that previously operated independently. Although the businesses of the two companies are complementary, the integration of the departments, systems, business units, operating procedures and information technologies of the two companies will present a significant challenge to management. We cannot be certain that we will be able to integrate and manage these operations effectively or maintain or improve the historical financial performances of the two companies. The failure to successfully integrate these systems and procedures could have a material adverse effect on the results of operations and financial condition of the combined company.

        The difficulties of combining the companies' operations include:

  •
  the necessity of coordinating geographically separated organizations;

  •
  integrating personnel with diverse business backgrounds;

  •
  combining different corporate cultures; and

  •
  retaining key employees.

        The process of integrating operations could cause an interruption of, or loss of momentum in, the activities of one or more of the combined company's businesses and the loss of key personnel. The integration of the two companies requires the experience and expertise of certain of SPS's key employees. We cannot be certain that we will be successful in retaining these employees for the time period necessary to successfully integrate SPS's operations with ours. Certain of our key managers have been reassigned to management of SPS's operations, which could have a negative impact on our operations. The diversion of management's attention and any delays or difficulties encountered in connection with the merger and the integration of the two companies' operations could have a material adverse effect on the business and results of operations of the combined company.

        As part of the integration of SPS, we are evaluating the various components of SPS's business to determine whether all of these components are consistent with our business strategy and objectives. We anticipate that we will dispose of one or more of these components upon completion of our evaluation, which could result in additional adjustments to goodwill associated with our acquisition of SPS. We are also evaluating our operations as a whole to determine whether opportunities exist to improve the productivity and efficiency of the operations of the combined company through the consolidation and closure of certain facilities and reductions in personnel. These consolidations, closures and personnel reductions may result in further adjustments to goodwill or, to the extent these consolidations, closures and personnel reductions relate to operations that were not acquired as part of the SPS acquisition, may result in significant charges to the results of operations for the combined company.

We may be unable to realize the expected cost savings and other synergies from the SPS merger.

        Even if we are able to integrate the operations of SPS successfully, this integration may not result in the realization of the full benefits of the cost savings, synergies or revenue enhancements that we currently expect to result from this integration or these benefits may not be achieved within the time frame that we currently expect. The cost savings and other synergies from the merger may be offset by costs incurred in integrating SPS's operations, such as change in control related severance costs, as well as by increases in other expenses, by operating losses or by problems with our business or SPS's business unrelated to the merger.

Our actual financial position and results of operations may differ significantly and adversely from the pro forma amounts included in this prospectus.

        The unaudited pro forma operating data contained in this prospectus are not necessarily indicative of the results that actually would have been achieved had the SPS merger and related financing transactions been completed at the beginning of the periods indicated, or that may be achieved in the future. We can provide no assurances as to how the operations and assets of both companies would have been run if they had been combined, or how they will be run in the future, which, together with other factors, could have a significant adverse effect on the results of operations and financial position of the combined company.

The SPS merger may fail to qualify as a reorganization for federal income tax purposes.

        We and SPS intended the SPS merger to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. Although we did not ask the Internal Revenue Service, or IRS, to provide a ruling on the matter, each company obtained a legal opinion from its tax counsel that the SPS merger will constitute a tax-free reorganization for federal income tax purposes. These opinions do not bind the IRS or prevent the IRS from adopting a contrary position. If the SPS merger fails to qualify as a tax-free reorganization, the SPS merger would be treated as a sale of all of the assets of SPS to us, with a corporate level federal income tax liability owed by us for the period in which the merger occurred. Such a federal income tax liability would be significant and could have a material adverse effect on our financial position.

We may not have uncovered all of the risks associated with the SPS merger and may fail to uncover all of the risks associated with any future acquisitions, and a significant liability relating to those acquisitions could arise in the future.

        The SPS merger has been and will continue to be followed by a period of integration and transition. There may have been risks that we failed or were unable to discover in the course of performing our due diligence investigations related to the SPS merger, and there also may be risks associated with any future acquisitions that we may fail to uncover, in each case which could result in significant liabilities arising in the future.

        In connection with the SPS merger, a wholly owned subsidiary of ours assumed all of SPS's liabilities, whether pre-existing or contingent, as a matter of law. Moreover, as in the SPS merger, to the extent we acquire all of the capital stock of potential future sellers, it will assume all of the seller's liabilities as a matter of law. As is customary in transactions similar to the SPS merger, the merger agreement with SPS did not provide for any indemnification of us against any of SPS's liabilities should they arise or become known to us after the closing on December 9, 2003. Such liabilities could include those arising from the employee benefits and pension contribution obligations of a prior owner, accounting and financial reporting matters, tax matters and noncompliance with applicable federal, state or local environmental requirements by prior owners for which we, as a successor owner, may potentially be responsible. While we tried to minimize these risks by conducting such due diligence, including employee benefits and environmental reviews, that we deemed appropriate under the circumstances, we may not have identified all existing or potential risks that may be associated with the SPS merger. Any significant liability that may arise in the future relating to acquisitions that we have made may harm our business, financial condition, results of operations and prospects by requiring us to expend significant funds to satisfy such liability.

We may make acquisitions that could subject us to a number of operational risks.

        We expect that we will continue to make acquisitions of, investments in, and strategic alliances with complementary businesses, products and technologies to enable us to add products and services for our core customer base and for related markets, and to expand each of our businesses geographically. However, implementation of this strategy entails a number of risks, including:

  •
  inaccurate assessment of undisclosed liabilities;

  •
  entry into markets in which we may have limited or no experience;

  •
  diversion of management's attention from our core businesses;

  •
  potential loss of key employees or customers of the acquired businesses;

  •
  difficulties in realizing projected efficiencies, synergies and cost savings; and

  •
  increase in our indebtedness and a limitation in our ability to access additional capital when needed.

        Although our acquisition strategy generally emphasizes the ability of management of the acquired businesses to continue to operate independently, various changes may need to be made to integrate the acquired businesses into our operations, to assimilate many new employees and to implement reporting, monitoring and forecasting procedures. Our failure to adequately address these acquisition risks could have an adverse effect on the combined company's business.

We expect our overall sales to decrease in fiscal 2004 due to cyclical declines in the aerospace and power generation markets.

        The aerospace and power generation markets are our core markets. SPS is also heavily invested in the aerospace sector. Our sales to the aerospace industry constituted 54% of our total sales in fiscal 2003 and 54% in fiscal 2002. Our power generation sales constituted 20% of our total sales in fiscal 2003 and 26% of total sales in fiscal 2002. SPS's sales in the aerospace segment constituted 37% of its total net sales in 2002 and 38% of its total net sales in 2001. Primarily due to anticipated further declines in these markets, we expect the combined company's current fiscal year sales to decline from sales achieved by us and SPS in the respective previous fiscal years.

        The commercial aerospace industry is cyclical in nature, and the demand by commercial airlines for new aircraft historically has been affected by the state of the U.S. and world economies. In fiscal 2002, the major economies of the United States and Europe began to slow dramatically and, after the terrorist attacks on September 11, 2001, air travel significantly dropped. This drop resulted in several major airlines filing for bankruptcy protection and contributed to a reduction in demand for commercial aerospace products. The combined company continues to be negatively affected by the sustained reduction in commercial aircraft deliveries and the related drop in demand from aerospace customers. Further declines in the commercial aerospace market resulting in additional reductions in the rate of future aircraft deliveries could have a material adverse effect on the combined company's business.

        In the second quarter of fiscal 2004, we established an $8.5 million reserve pursuant to restructuring plans principally to downsize operations at our castings operations in the United Kingdom and our forgings operations in the United Kingdom and Houston, Texas, as a result of continued weakness in both the commercial aerospace and power generation markets. Similarly, in the second quarter of fiscal 2003, we established an $11.0 million reserve pursuant to restructuring plans to downsize operations throughout the Company as a result of a continued decline in both the commercial aerospace and power generation markets, coupled with softness in the general industrial markets. If weakness continues in the commercial aerospace and power generation markets, it may be necessary for us to downsize our operations further.

        The power generation market is also cyclical in nature and is affected by the state of the U.S. and world economies. Current weakness in this market has resulted in reduced demand for the products that we and SPS supply for industrial gas turbine engines. Additional reductions in demand for the combined company's industrial gas turbine products could also have a material adverse effect on the combined company's business.

        In addition to the aerospace and power generation markets, we sell products and services to customers in the fluid management, pulp and paper, and general industrial and other markets (including the automotive market). SPS also sells products into other industrial markets, including the automotive market. Each of these markets is cyclical in nature. Customer demand for the combined company's products or services in these markets may fluctuate widely depending upon U.S. and world economic conditions and industry-specific factors. Cyclical declines or sustained weakness in any of these markets could have a material adverse effect on the combined company's business.

Our business is dependent on a small number of customers.

        A substantial portion of our business is conducted with a relatively small number of large customers, including General Electric Company, United Technologies Corporation and Rolls Royce plc. General Electric accounted for approximately 25.4% and 23.9% of our total sales for fiscal 2003 and fiscal 2002, respectively. United Technologies accounted for approximately 8.2% and 8.2% of our total sales for fiscal 2003 and 2002, respectively. Rolls Royce accounted for approximately 7.0% and 7.6% of our total sales for fiscal 2003 and fiscal 2002, respectively.

        In fiscal 2003, sales to each of these three customers declined from the prior year's level. General Electric, United Technologies and Rolls Royce are also among SPS's largest customers. A financial hardship experienced by any one of these three customers, the loss of any of them, or a further reduction in or substantial delay of orders from any of them, could have a material adverse effect on our business.

        Sales to the military sector constituted approximately 20.2% and 14.3% of our fiscal 2003 and 2002 sales, respectively. U.S. defense spending in markets we serve has been declining for many years. Although defense budgets have increased in the aftermath of September 11, reductions may occur in the future or timing of funding may be delayed. SPS also sells products to the military sector. Reductions in defense budgets or military aircraft procurement or delays in funding could adversely affect the combined company's business.

The competitive nature of our business results in significant price concessions to our customers and increased pressure to reduce our costs.

        We are subject to substantial competition in all of the markets we serve, and we expect this competition to continue. As a result, we have made significant price concessions to our customers in the aerospace and power generation markets in recent years, and we expect customer pressure for price concessions to increase in this difficult economic environment. Maintenance of our profitability will depend, in part, on our ability to sustain a cost structure that enables us to be cost-competitive. If we are unable to adjust our costs relative to our pricing, or if we are unable to continue to compete effectively, our business will suffer. We expect that customer pressure for price concessions will continue with respect to the combined company and that our effectiveness in managing the cost structure of the combined company will be a key determinator of future profitability and competitiveness.

Our business is dependent on a number of raw materials.

        We use a number of raw materials in our products, including certain metals such as cobalt, titanium, nickel, tantalum and molybdenum, which are found in only a few parts of the world. These metals are required for the alloys used in our investment castings and forged products. SPS's business also depends on the availability of certain of these metals. The availability and costs of these metals may be influenced by private or government cartels, changes in world politics, unstable governments in exporting nations and inflation. Similarly, supplies of tool-grade steel used in our operations may also be subject to variation in availability and cost. We have escalation clauses for nickel and other metals in a number of our long-term contracts with major customers. Shortages of and price increases for certain raw materials used in our operations have occurred in the past and may occur in the future. Future shortages or price fluctuations in raw materials could result in decreased margins or otherwise adversely affect our business. The enactment of new or increased import duties on raw materials imported by us could also increase the costs to us of obtaining the raw materials and might adversely affect our business. We expect that these risks will continue to apply to the combined company.

Our business is affected by federal rules, regulations and orders applicable to government contractors.

        A number of our products and SPS's products are manufactured and sold under U.S. government contracts or subcontracts. Consequently, the combined company continues to be directly and indirectly subject to various federal rules, regulations and orders applicable to government contractors. Violation of applicable government rules and regulations could result in civil liability, in cancellation or suspension of existing contracts or in ineligibility for future contracts or subcontracts funded in whole or in part with federal funds.

Our business is subject to environmental regulations and related liabilities and liabilities associated with chemicals and substances in the workplace.

        We and SPS are subject to various federal and state environmental laws and regulations concerning, among other things, water discharges, air emissions, hazardous material and waste management and environmental cleanup. Environmental laws and regulations continue to evolve and we may become subject to increasingly stringent environmental standards in the future (particularly under air quality and water quality laws). We are required to comply with environmental laws and the terms and conditions of multiple environmental permits. Failure to comply with these laws or permits could result in fines and penalties or the need to install pollution control equipment that could be costly. We also may be required to make additional expenditures, which could be significant, relating to environmental matters on an ongoing basis. We and SPS also own properties, or conduct or have conducted operations at properties, where hazardous materials have been used for many years, including during periods before careful management of these materials was required or generally believed to be necessary. Consequently, the combined company will continue to be subject to environmental laws that impose liability for historical releases of hazardous substances.

        Our financial statements include reserves for future costs arising from environmental issues relating to our properties and operations. Our actual future expenditures, however, relating to compliance and cleanup of environmental conditions at our properties cannot be conclusively determined. We cannot ensure that our reserves are adequate to cover the total cost of remedial measures that may eventually be required by environmental authorities with respect to known environmental matters or the cost of claims that may be asserted in the future with respect to environmental matters about which we are not yet aware. Accordingly, the costs of environmental claims may exceed the amounts reserved.

        We and SPS have each been named as a "potentially responsible party" at sites identified by the Environmental Protection Agency and state regulatory agencies for investigation and remediation under the Comprehensive Environmental Response, Compensation and Liability Act, or CERCLA, and similar state statutes. Under CERCLA, and under similar state statutes, potentially responsible parties are jointly and severally liable, and therefore, the combined company will continue to be potentially liable to the government or third parties for the full cost of remediating contamination at our facilities or former facilities or at third-party sites where we have been designated a potentially responsible party. In the unlikely event that we are required to fully fund the remediation of a site, the statutory framework would allow us to pursue rights of contribution from other potentially responsible parties. It is also possible that the combined company will be designated a potentially responsible party at additional sites in the future.

        Like many other industrial companies in recent years, we and SPS are defendants in lawsuits alleging personal injury as a result of exposure to chemicals and substances in the workplace, including asbestos. To date, we and/or SPS have been dismissed from a number of these suits and have settled a number of others. The outcome of litigation such as this is difficult to predict and a judicial decision unfavorable to us could be rendered, possibly causing serious harm to the business of the combined company. We are currently investigating and negotiating the extent, if any, to which some of such asbestos litigation would be covered by insurance.

Our business is subject to risks associated with international operations.

        We purchase products from and supply products to businesses located outside of the United States. We also have significant operations located outside the United States and have been expanding our international activities during the past several years, primarily through acquisitions and the development of foreign subsidiaries. In fiscal 2003, approximately 17% of our total sales were attributable to our non-U.S. subsidiaries compared to 14% in fiscal 2002. SPS also has significant operations located outside the United States. A number of risks inherent in international operations could have a material adverse effect on our international operations and, consequently, on our results of operations, including:

  •
  currency fluctuations;

  •
  difficulties in staffing and managing multi-national operations;

  •
  general economic and political uncertainties and potential for social unrest in countries in which we operate;

  •
  limitations on our ability to enforce legal rights and remedies;

  •
  restrictions on the repatriation of funds;

  •
  changes in trade policies;

  •
  tariff regulations;

  •
  difficulties in obtaining export and import licenses; and

  •
  the risk of government financed competition.

Our indebtedness could adversely affect our financial health and make it more difficult for us to fulfill our obligations to our creditors.

        At December 28, 2003, our total consolidated indebtedness was approximately $1,095.7 million. We incurred significant indebtedness in order to complete the SPS merger. As a result, following the merger, the combined company has higher levels of debt and interest expense than the two companies had immediately before the merger on either a stand-alone or combined basis. The significant level of combined indebtedness after the merger may have one or more adverse effects on the combined company's future operations.

        Our indebtedness could have important consequences to you. For example, it could:

  •
  make it more difficult for us to satisfy our obligations to our creditors;

  •
  increase our vulnerability to general economic downturns, competition and industry conditions, which could place us at a competitive disadvantage compared to our competitors that are less leveraged;

  •
  increase our exposure to rising interest rates because a portion of our borrowings may be at variable interest rates;

  •
  reduce the availability of cash flow to fund our working capital requirements, capital expenditures, acquisitions, investments and other general corporate requirements because we will be required to use a substantial portion of our cash flow to service debt obligations;

  •
  limit, along with the financial and other restrictive covenants in our indebtedness, our ability to obtain additional financing on satisfactory terms to fund our working capital requirements, capital expenditures, acquisitions, investments, debt service requirements and other general corporate requirements;

  •
  limit our flexibility in planning for, or reacting to, changes in our business and the industries in which we operate; and

  •
  place us at a competitive disadvantage compared to our competitors that have less debt.

We may be able to incur additional indebtedness in the future which could intensify the risks listed above.

Any lower than expected rating of our bank debt and debt securities may adversely affect our business.

        Several rating agencies rate our bank debt and debt securities. These rating agencies have recently reaffirmed our current debt ratings. However, if the rating agencies were to reduce their current ratings, our interest expense would increase and the instruments governing our indebtedness could impose additional restrictions on our ability to make capital expenditures or otherwise limit our flexibility in planning for, or reacting to, changes in our business and the industries in which we operate or our ability to take advantage of potential business opportunities. These modifications also could require us to meet more stringent financial ratios and tests or could require us to grant a security interest in our assets to secure the indebtedness. Our ability to comply with covenants contained in the instruments governing our existing and future indebtedness may be affected by events and circumstances beyond our control. If we breach any of these covenants, one or more events of default, including cross-defaults between multiple components of our indebtedness, could result. These events of default could permit our creditors to declare all amounts owing to be immediately due and payable, and terminate any commitments to make further extensions of credit.

Our business involves risks associated with complex manufacturing processes.

        Our manufacturing processes depend on certain sophisticated and high-value equipment, such as some of our forging presses for which there may be only limited or no production alternatives. Unexpected failures of this equipment may result in production delays, revenue loss and significant repair costs. In addition, equipment failures could result in injuries to our employees. Moreover, the competitive nature of our businesses requires us continuously to implement process changes intended to achieve product improvements and manufacturing efficiencies. These process changes may at times result in production delays, quality concerns and increased costs. Any disruption of operations at our facilities due to equipment failures or process interruptions could have a material adverse effect on our business.

If our relations with our union employees were to deteriorate, we may be faced with labor shortages, disruptions or stoppages, which could adversely affect our business and reduce our operating margins and income.

        Our operations rely heavily on maintaining good relations with our employees, and any labor shortage, disruption or stoppage caused by any deterioration in employee relations or difficulties in the renegotiation of labor contracts could reduce our operating margins and income. As of the date of this prospectus, approximately 25% of our employees were affiliated with unions or covered by collective bargaining agreements. SPS's workforce also includes employees affiliated with unions or covered by collective bargaining agreements. We expect to negotiate at least four union contracts or collective bargaining agreements affecting part of the combined company's workforce during fiscal 2004. Failure to negotiate a new labor agreement when required could result in a work stoppage. Although we believe that our labor relations have generally been satisfactory, it is possible that we could become subject to additional work rules imposed by agreements with labor unions, or that work stoppages or other labor disturbances could occur in the future, any of which could reduce our operating margins and income and place us at a disadvantage relative to non-union competitors.

Takeover defense provisions may adversely affect the market price of PCC common stock.

        Various provisions of Oregon corporation law, PCC's corporate governance documents and PCC's shareholder rights plan inhibit changes in control not approved by PCC's board of directors and may deprive shareholders of an opportunity to receive a premium over the prevailing market price of PCC common stock. In addition, the existence of these provisions may adversely affect the market price of PCC common stock. The provisions include:

  •
  a classified board of directors;

  •
  supermajority voting requirements to remove directors and amend PCC's bylaws;

  •
  advance notice requirements for shareholder proposals and nominations for directors;

  •
  PCC's ability to issue preferred stock without a shareholder vote;

  •
  PCC's shareholder rights plan;

  •
  Oregon's control share and business combination laws;

  •
  Oregon's other constituency statute; and

  •
  supermajority voting requirements for specified significant transactions with a shareholder that owns 15% or more of any class of PCC's voting stock.

CAUTIONARY STATEMENT REGARDING
FORWARD-LOOKING STATEMENTS

        This prospectus and the documents incorporated by reference into this prospectus contain forward-looking statements within the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements may be made directly in this prospectus or they may be made a part of this prospectus by reference to other documents filed with the SEC by us, which is known as "incorporation by reference." These forward-looking statements include statements as to the expected benefits of our merger with SPS Technologies, Inc., statements as to the impact of the merger on our revenues, earnings, cash flow and costs, and other statements with respect to our financial condition, results of operations, business strategies, operating efficiencies or synergies, competitive positions, growth and market opportunities, plans and objectives. We use words such as "anticipates," "believes," "plans," "expects," "future," "intends," "may," "will," "should," "estimates," "predicts," "potential," "continues" and similar expressions to identify such forward-looking statements.

        These forward-looking statements, wherever they occur in this prospectus, are estimates reflecting the judgment of our management. These forward-looking statements involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. We urge you, therefore, to consider forward-looking statements in light of various important factors, including those set forth in this prospectus. Important factors that could cause actual results to differ materially from estimates or projections contained in the forward-looking statements include, among others:

  •
  changes or fluctuations in the aerospace, power generation, fluid management, pulp and paper and other general industrial cycles;

  •
  the possibility that we will be unable to fully realize or realize in a timely manner the benefits and synergies we anticipate from the SPS acquisition;

  •
  the possibility that we will incur costs or difficulties related to the integration of the SPS businesses that are greater than expected;

  •
  the risk that we may be unable to retain and motivate key employees or to avoid labor disputes and adverse changes in employee relations as a result of the SPS acquisition or otherwise;

  •
  the difficulty of keeping expense growth and development and implementation costs of new technologies and process improvements at modest levels while increasing revenues and of accurately projecting the expenses, costs and revenues of new technologies and developing products;

  •
  the risk of loss of customers or suppliers as a result of the SPS acquisition or otherwise;

  •
  the challenges of entry into new markets by us through the acquisition of SPS or otherwise;

  •
  the effect of competitive pricing for our products;

  •
  the financial viability and business prospects of significant customers and suppliers;

  •
  the risks associated with international operations and world economies and the effect of acts of war or terrorist activities on the world economies;

  •
  changes in the banking and capital markets, which can affect the cost of financing activities;

  •
  changes in our credit ratings;

  •
  the relative stability of certain foreign currencies;

  •
  difficulty or inability to meet our obligations to repay indebtedness;

  •
  the effect of governmental regulations on our business;

  •
  the effect of environmental and other litigation;

  •
  the magnitude and timing of our capital expenditures;

  •
  our inventory management proficiency;

  •
  the availability and cost of energy, materials and supplies;

  •
  the cost of insurance and pension benefits; and

  •
  other economic, political and technological risks and uncertainties and other risk factors set out under "Risk Factors" in this prospectus and included in our filings from time to time with the SEC, including, without limitation, our reports on Form 10-K and Form 10-Q (including any amendments to these reports).

        We caution you not to place undue reliance on forward-looking statements, which speak only as of the date of this prospectus or the date of any document incorporated by reference. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

        PCC will not receive any of the proceeds from the sale of shares by the selling shareholders. All of the proceeds from the sale of shares of common stock by the selling shareholders will be received by the selling shareholders.

CAPITALIZATION

        The following table sets forth our consolidated capitalization as of December 28, 2003. This table should be read together with "Use of Proceeds," "Unaudited Pro Forma Condensed Combined Financial Statements," and the consolidated financial statements and notes thereto incorporated by reference into this prospectus.

December 28, 2003
(in millions)
Short-term borrowings:
Notes payable	$10.7
Accounts receivable securitization	20.0
Current portion of long-term debt	17.9

Total short-term borrowings	48.6

Long-term debt, excluding current portion:
Term loan	300.0
Revolving loan	—
6.75% Notes due fiscal 2008	150.0
8.75% Notes due fiscal 2005	200.0
5.60% Notes due fiscal 2014	200.0
SPS Senior Notes	189.6
Other debt	7.5

Total long-term debt, less current portion	1,047.1

Shareholders' investment:
Common stock	63.8
Additional paid-in capital	691.7
Retained earnings	921.5
Accumulative other comprehensive loss	(13.2)

Total shareholders' investment	1,663.8

Total debt and shareholders' investment	$2,759.5

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

        The following table shows our selected historical consolidated financial information for the fiscal years ended March 28, 1999, April 2, 2000, April 1, 2001, March 31, 2002 and March 30, 2003 and for the nine months ended December 29, 2002 and December 28, 2003. In the second quarter of fiscal 2004, we decided to sell the Newmans valve business, including our subsidiary Newmans Valve Limited. As a result, we have reissued, in an updated format, our historical financial statements, as required by SFAS 144, to reclassify Newmans as discontinued operations. We derived the data for fiscal years 2001, 2002 and 2003 from our Current Report on Form 8-K filed on December 2, 2003. The data for fiscal years 1999 and 2000 have also been restated to reflect these discontinued operations. We derived the information for the nine months ended December 29, 2002 and December 28, 2003 from the unaudited consolidated financial statements in our Quarterly Report on Form 10-Q for the quarter ended December 28, 2003. Operating results for the nine months ended December 28, 2003 are not necessarily indicative of the results that will be achieved for the year ending March 28, 2004. The information presented below is only a summary, and we urge you to read it in conjunction with the "Management's Discussion and Analysis" and the reissued consolidated financial statements and the related notes included in our Current Report on Form 8-K filed with the SEC on December 2, 2003, our most recent Annual Report on Form 10-K, as amended, and our Quarterly Report on Form 10-Q for the nine months ended December 28, 2003, which are incorporated by reference into this prospectus. Per share data for fiscal years prior to 2001 have been restated for the effects of a two-for-one stock split in September 2000.

						Nine Months Ended
	Fiscal Years
						December 29, 2002	December 28, 2003
	1999	2000	2001	2002	2003
						(unaudited)
	(in millions, except per share data)
Operations Statement Data:
Net sales from continuing operations	$1,336.7	$1,562.9	$2,220.4	$2,447.8	$2,076.6	$1,570.7	$1,469.6
Net income:
Continuing operations	106.8	85.3	127.1	81.7	161.1	122.2	94.0
Net income	103.3	85.3	124.9	42.4	124.3	103.9	76.6
Return on sales from continuing operations	8.0%	5.5%	5.7%	3.3%	7.8%	7.8%	6.4%
Return on beginning shareholders' investment	17.4%	12.2%	16.1%	4.7%	13.1%	10.9%	7.2%
Net income per common share (basic):
Continuing operations	$2.19	$1.74	$2.54	$1.58	$3.07	$2.34	$1.75
Net income	2.12	1.74	2.50	0.82	2.37	1.99	1.42
Net income per common share (diluted):
Continuing operations	2.18	1.73	2.50	1.56	3.04	2.31	1.71
Net income	2.11	1.73	2.45	0.81	2.35	1.96	1.40
Cash dividends declared per common share	0.12	0.12	0.12	0.12	0.12	0.09	0.09
Average shares of common stock outstanding	48.8	49.0	50.0	51.6	52.4	52.3	53.8
	March 28, 1999	April 2, 2000	April 1, 2001	March 31, 2002	March 30, 2003	December 28, 2003
						(unaudited)
Balance Sheet Data:
Cash and cash equivalents	$14.8	$17.6	$40.1	$38.1	$28.7	$47.6
Working capital(1)	252.3	160.4	199.6	151.4	161.1	489.0
Total assets	1,449.6	2,415.7	2,572.9	2,564.9	2,467.2	3,675.4
Total debt	425.9	1,068.2	1,052.7	901.5	692.1	1,095.7
Other long-term liabilities	52.8	165.8	171.1	189.0	248.6	335.7
Total shareholders' investment	697.4	773.9	901.8	951.8	1,061.7	1,663.8
Total debt as a percent of total debt and shareholders' investment	37.9%	58.0%	53.9%	48.6%	39.5%	39.7%

(1)
Working capital is calculated by subtracting current liabilities from current assets.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

        We prepared the following unaudited pro forma condensed combined financial statements and explanatory notes to give effect to the merger with SPS and the related financing transactions. At the effective time of the merger, SPS was merged with and into our wholly-owned acquisition subsidiary. In connection with the merger, we issued an aggregate of 9,302,283 shares of our common stock and paid $294,130,234 in cash (excluding cash in lieu of fractional shares of our common stock) for all outstanding shares of SPS. We also assumed approximately $181 million of SPS's existing indebtedness with a fair value of $206.6 million. The transaction is being accounted for as a purchase business combination.

        We prepared unaudited pro forma condensed combined statements of income for the year ended March 30, 2003 and the nine months ended December 28, 2003 to reflect the merger (treated as an acquisition of SPS) and the related financing transactions. We prepared the following unaudited pro forma condensed combined financial statements based upon our historical financial statements and historical financial statements of SPS. We operate on a "Sunday nearest" reporting basis, meaning that our fiscal year end is based on the Sunday nearest March 31 and our fiscal quarters end on the Sundays nearest March 31, June 30, September 30 and December 31, respectively. Prior to the merger, SPS operated on a December 31 fiscal year end and on a calendar quarter reporting basis. Additionally, the unaudited pro forma condensed combined financial statements reflect certain income statement reclassifications made to conform SPS's presentations to ours. In the second quarter of fiscal 2004, we decided to sell the Newmans Valve business, including our subsidiary Newmans Valve Limited. As a result, we reissued, in an updated format, our historical financial statements, as required by SFAS 144, to reclassify Newmans as discontinued operations. These reclassified historical financial statements are included in our Current Report on Form 8-K filed on December 2, 2003. We urge you to read the unaudited pro forma condensed combined financial statements in conjunction with:

  •
  Our reissued historical audited consolidated financial statements for the year ended March 30, 2003 included in our Current Report on Form 8-K filed on December 2, 2003, our Annual Report on Form 10-K, as amended, for the fiscal year ended March 30, 2003 and our unaudited condensed consolidated financial statements as of December 28, 2003 and for the nine months ended December 28, 2003 included in our Quarterly Report on Form 10-Q for the quarter ended December 28, 2003; and

  •
  SPS's historical audited consolidated financial statements for the year ended December 31, 2002 included in its most recent Annual Report on Form 10-K, its unaudited condensed consolidated financial statements as of and for the three months ended June 30, 2003 included in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2003, and its unaudited condensed consolidated financial statements as of September 30, 2003 and for the three months ended September 30, 2003 included in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2003.

        We prepared the unaudited pro forma condensed combined statements of income using the historical consolidated statements of income for us and SPS assuming the merger and related transactions had each occurred on April 1, 2002. We prepared the unaudited pro forma condensed combined statement of income for the year ended March 30, 2003 by combining our historical audited consolidated statement of income for the fiscal year ended March 30, 2003 and the historical audited statement of consolidated operations of SPS for the year ended December 31, 2002. We prepared the unaudited pro forma condensed combined statement of income for the nine months ended December 28, 2003 by combining the historical unaudited consolidated statement of income of PCC for the nine-month period ended December 28, 2003, the historical unaudited statement of consolidated operations of SPS for the three-month period ended June 30, 2003, the historical unaudited statement of consolidated operations of SPS for the three-month period ended September 30, 2003 and the historical unaudited consolidated operations data of SPS for the period from October 1, 2003 through December 8, 2003. The unaudited pro forma condensed combined statements of income do not include the historical unaudited statement of consolidated operations of SPS for the three-month period ended March 31, 2003, which reflects net sales of $212.6 million and net income from continuing operations of $5.0 million. The unaudited pro forma condensed combined statements of income give effect to the costs associated with financing the merger, including interest expense and amortization of deferred financing costs associated with the financing transactions related to the merger, and the impact of certain other purchase accounting adjustments.

        We prepared the unaudited pro forma condensed combined financial statements for illustrative purposes only. These financial statements are not necessarily indicative of the operating results or financial position that would have occurred if the merger had been completed at the beginning of the periods or the dates indicated, nor are they necessarily indicative of any future operating results or financial position. The unaudited pro forma condensed combined financial statements do not include any adjustments related to any restructuring charges, profit improvements, potential cost savings or one-time charges which may result from the merger.

Unaudited Pro Forma Condensed Combined Statement of Income
For the Fiscal Year Ended March 30, 2003

	Historical		Pro Forma
	PCC	SPS (for the fiscal year ended December 31, 2002)	Adjustments	Notes	Combined
	(in millions, except per share data)
Net sales	$2,076.6	$830.3	$(135.7)	(1)(2)	$2,771.2
Cost of goods sold	1,586.7	688.1	(117.9)	(1)(2)	2,156.9
Selling and administrative expenses	180.1	99.2	(17.3)	(1)(3)	262.0
Provision for restructuring	21.6	14.5	(2.1)	(1)	34.0
Other (income) expense	(14.5)	1.8	(1.8)	(4)	(14.5)
Interest expense, net	56.4	17.3	(3.3)	(1)(4)(5)	70.4

Income before income taxes and minority interest	246.3	9.4	6.7		262.4
Provision for income taxes	84.4	3.3	1.5	(1)(4)(6)	89.2
Minority interest in earnings of consolidated entities	0.8	—	0.5	(4)	1.3

Net income from continuing operations	$161.1	$6.1	$4.7		$171.9

Net income per share from continuing operations (basic)	$3.07				$2.79
Net income per share from continuing operations (diluted)	$3.04				$2.76
Weighted average shares outstanding (basic)	52.4		9.3	(7)	61.7
Weighted average shares outstanding (diluted)	53.0		9.3	(7)	62.3

Unaudited Pro Forma Condensed Combined Statement of Income
For the Nine Months Ended December 28, 2003

	Historical				Pro Forma
		SPS
	PCC	(for the three months ended June 30, 2003)	(for the three months ended Sept. 30, 2003)	(for the period from Oct. 1 through Dec. 8, 2003)	Adjustments	Notes	Combined
	(in millions, except per share data)
Net sales	$1,469.6	$214.2	$203.9	$164.3	$(84.0)	(1)(2)	$1,968.0
Cost of goods sold	1,129.4	175.9	165.9	138.3	(74.0)	(1)(2)	1,535.5
Selling and administrative expenses	134.9	25.2	27.5	32.1	(13.5)	(1)(3)	206.2
Provision for restructuring	8.5	—	—	—	—		8.5
Other expense	11.2	0.1	0.1	0.2	(0.4)	(4)	11.2
Interest expense, net	38.4	4.0	3.8	2.9	(2.5)	(1)(4)(5)	46.6

Income before income taxes and minority interest	147.2	9.0	6.6	(9.2)	6.4		160.0
Provision for income taxes	52.5	2.9	2.0	(2.6)	0.3	(1)(4)(6)	55.1
Minority interest in earnings of consolidated entities	0.7	—	—	—	0.2	(4)	0.9

Net income (loss) from continuing operations	$94.0	$6.1	$4.6	$(6.6)	$5.9		$104.0

Net income per share from continuing operations (basic)	$1.75						$1.67
Net income per share from continuing operations (diluted)	$1.71						$1.64
Weighted average shares outstanding (basic)	53.8				8.6	(7)	62.4
Weighted average shares outstanding (diluted)	54.9				8.7	(7)	63.6

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED
FINANCIAL STATEMENTS

(in millions, except per share data)

        The following pro forma adjustments are based on estimates which may change as additional information is obtained.

(1)
Adjustments to reflect only the ongoing operating results of SPS:

	Year Ended March 30, 2003	Nine Months Ended December 28, 2003
Net sales	$(126.8)	$(76.5)
Cost of goods sold	(109.0)	(66.5)
Selling and administrative expenses	(17.4)	(13.5)
Provision for restructuring	(2.1)	—
Interest expense, net	(0.1)	(0.1)
Provision for income taxes	(0.2)	(0.7)
(2)
Adjustments to eliminate SPS sales to PCC:

	Year Ended March 30, 2003	Nine Months Ended December 28, 2003
Net sales	$(8.9)	$(7.5)
Cost of goods sold	(8.9)	(7.5)
(3)
Adjustments to record amortization expenses on acquired intangible assets and revise depreciation expense based on the fair market value of acquired fixed assets:

	Year Ended December 31, 2002	Nine Months Ended December 28, 2003
Amortization expense	$1.1	$0.9
Depreciation expense	(1.0)	(0.9)

Adjustment to selling, general and administrative expenses	$0.1	$—

(4)
Reclassification to SPS's historical financial statements to conform to PCC's presentation:

	Year Ended March 30, 2003	Nine Months Ended December 28, 2003
Other (income) expense, net	$(1.8)	$(0.4)
Interest expense, net	1.0	—
Provision for income taxes	0.3	0.2
Minority interest	0.5	0.2

(5)
Interest expense was adjusted to reflect the following:

	Year Ended March 30, 2003	Nine Months Ended December 28, 2003
Interest expense on new debt	$26.2	$18.3
Amortization of financing costs	2.0	1.5
Elimination of interest expense on old PCC debt	(13.8)	(9.7)
Elimination of SPS interest expense	(16.9)	(11.3)
Elimination of amortization of SPS financing fees	(0.1)	(0.1)
Elimination of amortization of financing fees on old PCC debt	(1.6)	(1.1)
Reclassification of SPS discontinued operations (see Note 1)	(0.1)	(0.1)
Reclassification to conform to PCC presentation (see Note 3)	1.0	—

Total	$(3.3)	$(2.5)

Interest expense on new debt as follows:

Debt Instrument	Average Principal	Average Rate	Year Ended March 30, 2003	Nine Months Ended December 28, 2003
New senior bank credit facilities	$300.0	2.44%	$7.3	$5.2
New senior notes	200.0	5.60%	11.2	7.8
Private notes	189.6	4.04%	7.7	5.3
Receivables securitization	3.6	1.50%	—	—

Total			$26.2	$18.3

The average interest rate on the senior bank credit facilities was computed using LIBOR of 1.19% plus a spread of 12.5 basis points. The average interest rate on the private notes represents fair market value at the date of the transaction. The average interest rate on the new senior notes was computed using the coupon rate of 5.60%. The average interest rate on the receivables securitization was computed using LIBOR of 1.19% plus a spread of 31 basis points. An increase in interest rates of 125 basis points with respect to the new debt would decrease pro forma net income by approximately $0.5 million for the fiscal year ended March 30, 2003.

(6)
The provision for income taxes was adjusted to reflect the income tax expense (benefit) associated with the pro forma adjustments to interest expense by applying a 35.0% rate to the SPS interest expense eliminations and a 35.0% rate to the interest and fees associated with the new debt issuance.

(7)
The purchase price adjustments reflect the issuance of 9,302,283 shares of PCC common stock to SPS shareholders.

SELLING SHAREHOLDERS

Background

        On December 9, 2003, SPS Technologies, Inc. merged with and into Star Acquisition, LLC, a Pennsylvania limited liability company of which we are the sole member. Star survived the merger and was renamed SPS Technologies, LLC. The surviving company will continue to operate the SPS business following the acquisition.

        In exchange for all of their shares of SPS's common stock, we issued to the selling shareholders 1,413,100 shares of our common stock and approximately $41.0 million in cash. Each of the selling shareholders may be deemed to have been an "affiliate," as that term is defined in Rule 145 under the Securities Act, of SPS at the effective time of the SPS merger. We have agreed to register for resale by the selling shareholders all of the 1,413,100 shares of PCC common stock issued to them in connection with the merger with SPS. The number of shares being registered pursuant to the registration statement of which this prospectus is part may be adjusted to prevent dilution resulting from stock splits, stock dividends or similar transactions.

Table

        The table below presents information regarding the selling shareholders and the shares of PCC common stock that they may offer and sell from time to time under this prospectus. Each of the shares of common stock covered as to their resale under this prospectus is issued and outstanding. None of the shares that may be offered for resale by the selling shareholders is subject to any lock-up agreement. None of the selling shareholders is a registered broker-dealer or an affiliate of a registered broker-dealer. The following table sets forth:

  •
  the name of the selling shareholders;

  •
  the number and percent of shares of our common stock that the selling shareholders beneficially owned before the offering for resale of any of the shares of our common stock being registered by the registration statement of which this prospectus is a part;

  •
  the number of shares of our common stock that may be offered for resale for the account of the selling shareholders under this prospectus; and

  •
  the number and percent of shares of our common stock to be held by the selling shareholders after the offering of the resale shares.

        The table is prepared based on information supplied to us by the selling shareholders. There are currently no agreements, arrangements or understandings with respect to the sale of any of the shares. The table assumes that the selling shareholders sell all of the shares offered under this prospectus and that they do not acquire any other shares of our common stock before they sell all the shares offered under this prospectus. However, because the selling shareholders may offer from time to time all or some of their shares under this prospectus or in another permitted manner, we cannot give any assurances as to the actual number of shares that will be sold by the selling shareholders or the number of shares of our common stock that will be held by any selling shareholders after completion of the sales. The registration of these shares does not necessarily mean that the selling shareholders will sell any or all of the shares. Information concerning the selling shareholders may change from time to time, and changed information will be presented in a supplement to this prospectus if and when necessary and required.

        The applicable percentages of ownership are based on an aggregate of 64,628,986 shares of our common stock issued and outstanding on February 20, 2004. The number of shares beneficially owned by the selling shareholders is determined under rules promulgated by the SEC.

	Shares Beneficially Owned Before Offering			Shares Beneficially Owned After Offering(2)
Name			Number of Shares Being Offered(1)
	Number	Percent		Number	Percent
Tinicum Investors	1,083,630	1.7%	1,083,630	0	0%
RIT Capital Partners PLC	187,648	*	187,648	0	0%
Putnam L. Crafts, Jr.	141,822	*	141,822	0	0%

*
Less than 1%.

(1)
This registration statement also covers any additional shares of our common stock which become issuable in connection with the shares registered for resale hereby by reason of any stock dividend, stock split, recapitalization or other similar transactions effected without the receipt of consideration which results in an increase in the number of outstanding shares of our common stock.

(2)
Assumes the sale of all shares that may be sold in the offering.

        Under Rule 415 under the Securities Act, we have filed a registration statement with the SEC, of which this prospectus forms a part, with respect to the resale from time to time of our common stock subject to this prospectus. Our common stock being registered under this registration statement is being registered to permit public secondary trading of such common stock. Subject to the restrictions described in this prospectus, the selling shareholders may offer our common stock being offered under this prospectus for resale from time to time. Because the selling shareholders may dispose of all or a portion of our common stock covered by this prospectus, we cannot estimate the number of shares of our common stock that will be held by each selling shareholder upon the termination of any such disposition. In addition, subject to the restrictions described in this prospectus, the selling shareholders identified above may sell, transfer or otherwise dispose of a portion of the common stock being offered under this prospectus in transactions exempt from the registration requirements of the Securities Act. See "Plan of Distribution."

PCC's Relationships with the Selling Shareholders

        The following is a summary of the material relationships between us and the selling shareholders within the past three years. Except as described below, none of the selling shareholders has held any position or office in, or has had any material relationship with, PCC or any of its predecessors or affiliates within the past three years.

        On the same day that that PCC entered into the merger agreement with SPS, it entered into voting agreements with each of the selling shareholders and Eric M. Ruttenberg. Under these agreements, Mr. Ruttenberg and the selling shareholders agreed to vote their SPS shares in favor of adoption and approval of the merger agreement. As of the record date relating to the SPS shareholder vote, there were 2,000,742 shares of SPS common stock subject to the voting agreements, which represented approximately 15.2% of SPS's outstanding common stock as of that date. In the voting agreements, PCC also agreed to file the registration statement of which this prospectus is part and to pay up to $25,000 of the expenses incurred by Mr. Ruttenberg and the selling shareholders in connection with the voting agreements and this document.

        Since December 9, 2003, Mr. Ruttenberg has disposed of all of the shares of PCC common stock issued to him in connection with the SPS merger. As a consequence, Mr. Ruttenberg is not included as a "selling shareholder" in this prospectus. Mr. Ruttenberg served as a director of SPS from 1991 until December 9, 2003. He has been general partner of Tinicum Investors, an investment management company, since December 1994 and the managing member of the general partner of Tinicum Capital Partners, L.P., a private investment partnership, since 1998. In connection with the completion of the SPS merger, we paid approximately $57,177 and issued approximately 591 shares to Mr. Ruttenberg in connection with the cancellation of options to purchase shares of SPS common stock and restricted shares of SPS common stock held by him.

PLAN OF DISTRIBUTION

        All of the shares offered hereby may be sold from time to time by the selling shareholders or by their registered assigns. As used in this prospectus, "selling shareholder" includes the donees, transferees or others who may later hold the selling shareholder's interests. The shares offered hereby may be sold by one or more of the following methods: (a) a block trade in which a broker or dealer so engaged will attempt to sell the shares as agent but may purchase and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this prospectus; (c) ordinary brokerage transactions and transactions in which the broker solicits purchasers; (d) privately negotiated transactions; and (e) face-to-face transactions between sellers and purchasers without a broker-dealer.

        The selling shareholders may be deemed to be statutory underwriters under the Securities Act. Also any broker-dealers who act in connection with the sale of the shares hereunder may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act, and any commissions received by them and profit on any resale of the shares as principal may be deemed to be underwriting discounts and commissions under the Securities Act. Because the selling shareholders may be deemed to be statutory underwriters under the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act, which may include delivery through the facilities of the NYSE pursuant to Rule 153 under the Securities Act. We have informed the selling shareholders that the anti-manipulative provisions of Regulation M promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), may apply to their sales of our common stock.

        In effecting sales, brokers or dealers engaged by the selling shareholders may arrange for other brokers or dealers to participate. Such brokers or dealers may receive commissions or discounts from the selling shareholder in amounts to be negotiated by such selling shareholder. The selling shareholders may enter into hedging transactions with broker-dealers and the broker-dealers may engage in short sales of the common stock in the course of hedging the positions they assume with the selling shareholders (including in connection with the distribution of the common stock by such broker-dealers). The selling shareholders may also engage in short sales of the common stock and may enter into option or other transactions with broker-dealers that involve the delivery of the common stock to the broker-dealers, who may then resell or otherwise transfer such common stock. Such broker-dealers and any other participating broker-dealers may, in connection with such sales, be deemed to be underwriters within the meaning of the Securities Act. Any discounts or commissions received by any such broker-dealers may be deemed to be underwriting discounts and commissions under the Securities Act. The selling shareholders have advised us that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of the shares offered hereby, nor is there an underwriter or coordinating broker acting in connection with the proposed sale of the shares by the selling shareholders.

        The selling shareholders may also sell shares in accordance with Rule 145 of the Securities Act, if Rule 145 is then available.

        In order to comply with the securities laws of certain states, if applicable, the shares will be sold in such jurisdictions only through registered or licensed broker-dealers.

        PCC will pay all of the expenses incident to the filing of this registration statement, estimated to be $40,000. These expenses include legal and accounting fees in connection with the preparation of the registration statement of which this prospectus is a part, legal and other fees in connection with the qualification of the sale of the shares under the laws of certain states (if any), registration and filing fees and other expenses. PCC has also agreed to pay up to $25,000 of the fees, costs and expenses (including reasonable attorney fees) that are incurred by the selling shareholders and Eric M. Ruttenberg in connection with the preparation of the voting agreements between them and PCC and the preparation and filing of the registration statement of which this prospectus is part. The selling shareholders will pay all other expenses incident to the offering and sale of the shares to the public, including commissions and discounts of underwriters, brokers, dealers or agents, if any.

LEGAL MATTERS

        Certain legal matters with respect to the validity of the common stock offered hereby have been passed upon for us by Stoel Rives LLP, Portland, Oregon.

EXPERTS

        The consolidated financial statements incorporated in this prospectus by reference to Precision Castparts Corp.'s Current Report on Form 8-K dated December 1, 2003 and filed on December 2, 2003, and the financial statement schedule incorporated in this prospectus by reference to the Annual Report on Form 10-K of Precision Castparts Corp. for the year ended March 30, 2003, as amended, have been so incorporated in reliance on the reports of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

        The consolidated financial statements of SPS Technologies, Inc. incorporated in this prospectus by reference to Precision Castparts Corp.'s Current Report on Form 8-K dated December 9, 2003 and filed on December 23, 2003 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

        We are subject to the reporting requirements of the Exchange Act, under which we file periodic reports, proxy statements and other information with the SEC. You may read and copy any materials that we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 800-SEC-0330. The SEC maintains a website at http://www.sec.gov that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC, including us. Our SEC filings are also available on our website, which is http://www.precast.com. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider information contained on our website as part of this prospectus.

        This prospectus is part of a post-effective amendment on Form S-3 to a registration statement on Form S-4. We filed the post-effective amendment to register with the SEC the resales of shares of PCC common stock received by the selling shareholders in connection with the SPS merger. This document does not contain all of the information you can find in the registration statement or its exhibits. For further information, you should refer to those documents. The statements contained in this prospectus regarding the contents of any agreement or other document filed as an exhibit to the registration statement are not necessarily complete, and in each instance reference is made to the copy of the agreement or document filed as an exhibit to the registration statement, each statement being qualified by this reference.

DOCUMENTS INCORPORATED BY REFERENCE

        We are "incorporating by reference" specified documents that we file with the SEC, which means:

  •
  incorporated documents are considered part of this prospectus;

  •
  we are disclosing important information to you by referring you to those documents; and

  •
  information that we file in the future with the SEC will automatically update and supersede earlier information contained or incorporated by reference in this prospectus.

        The information incorporated by reference is an important part of this prospectus. Any statement in a document incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent a statement contained in this prospectus or any other subsequently filed document that is incorporated by reference into this prospectus modifies or supersedes such statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus. You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different.

        We incorporate by reference the documents listed below and any documents that we file with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus (other than Current Reports furnished under items 9 or 12 of Form 8-K):

  •
  our Annual Report on Form 10-K for the fiscal year ended March 30, 2003, as amended, except for the financial statements contained in Exhibit 13, which are superseded by the financial statements included in our Current Report on Form 8-K filed on December 2, 2003;

  •
  our Quarterly Reports on Form 10-Q for the fiscal quarters ended June 29, 2003, September 28, 2003, as amended, and December 28, 2003;

  •
  our Current Reports on Form 8-K filed on August 18, 2003, September 29, 2003, October 30, 2003, November 14, 2003, November 19, 2003, November 26, 2003, December 2, 2003, December 5, 2003, December 10, 2003 and December 23, 2003, as amended on February 23, 2004;

  •
  The description of our common stock contained in our Registration Statement on Form 8-A/A filed on September 27, 1996; and

  •
  The description of our Series A Preferred Stock Purchase Rights contained in our Registration Statement on Form 8-A/A filed on December 4, 1998.

        We will provide you, at no charge, a copy of the documents we incorporate by reference in this prospectus. To request a copy of any or all of these documents, you should write or telephone us at the following address and telephone number:

  Precision Castparts Corp.
  4650 S.W. Macadam Avenue, Suite 440
  Portland, Oregon 97239-4262
  Attention: Director of Communications
  Telephone: (503) 417-4850

        This prospectus is dated                        , 2004. You should not assume that the information contained in this prospectus is accurate as of any date other than                        , 2004.

This document does not constitute an offer to sell, or a solicitation of an offer to purchase, the shares of PCC common stock, in any jurisdiction to or from any person to whom or from whom it is unlawful to make the offer or solicitation of an offer in that jurisdiction. Neither the delivery of this prospectus nor any distribution of securities means, under any circumstances, that there has been no change in the information set forth in this document or in the affairs of PCC since the date of this prospectus. The selling shareholders have supplied all information contained in this document with respect to the selling shareholders.

Precision Castparts Corp.

Common Stock

PROSPECTUS

                        , 2004

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

        The following table sets forth the costs and expenses, other than discounts and commissions, if any, incurred in connection with the sale of common stock being registered. All amounts are estimated except the Securities and Exchange Commission registration fee.

        PCC will bear all its own expenses incurred in connection with the sale of the common stock being registered hereby. PCC has also agreed to pay the fees, costs and expenses (including reasonable attorney fees) up to an aggregate of $25,000 that are incurred by the selling shareholders and Eric M. Ruttenberg in connection with the voting agreements between them and PCC and the filing of this registration statement. The selling shareholders will bear any fees, costs and expenses incurred by them in excess of $25,000 and will also pay any commissions and discounts relating to the shares to be sold by them.

Securities and Exchange Commission registration fee	*
Legal fees and expenses	$20,000
Accounting fees and expenses	$10,000
Printing and engraving fees	$10,000
Selling shareholders' fees, costs and expenses	$25,000

Total	$65,000

*
Not applicable

Item 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

        Precision Castparts Corp.'s Restated Articles of Incorporation, as amended ("Articles"), contain a provision that eliminates the personal liability of a director to the Company and its shareholders for monetary damages for conduct as a director, except to the extent not permitted by the Oregon Business Corporation Act (the "Act"). Under the Act, liability for monetary damages remains for (i) any breach of the duty of loyalty to the Company or its shareholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) payment of an improper dividend or improper repurchase or redemption of the Company's stock under Section 60.367 of the Act, or (iv) any transaction from which the director derived an improper personal benefit.

        The Articles also authorize indemnification of current or former directors or officers of the Company to the fullest extent permitted by law. The Company's Bylaws require indemnification of officers and directors to the fullest extent permitted by the Act. In addition, the Company has entered into indemnity agreements with certain of its officers and directors. The effects of the Articles, the Bylaws, the Act, and the indemnity agreements (the "Indemnification Provisions") are summarized as follows:

          (a)   The Indemnification Provisions grant a right of indemnification in respect of any action, suit or proceeding (other than an action by or in the right of the Company) against expenses (including attorney fees), judgments, fines and amounts paid in settlement actually and reasonably incurred, if the person concerned acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the Company, was not adjudged liable on the basis of receipt of an improper personal benefit and, with respect to any criminal action or proceeding, had no reasonable cause to believe the conduct was unlawful.

          (b)   The Indemnification Provisions grant a right of indemnification in respect of any action or suit by or in the right of the Company against the expenses (including attorney fees) actually and reasonably incurred if the person concerned acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the Company, except that no right of indemnification will be granted if the person is adjudged to be liable to the Company.

          (c)   The termination of an action, suit or proceeding by judgment, order, settlement, conviction or plea of nolo contendere does not, of itself, create a presumption that the person did not meet the required standards of conduct.

          (d)   An officer or director who has been successful on the merits of a controversy described in (a) or (b) above is entitled to indemnification as a matter of right.

          (e)   Because the limits of permissible indemnification under the Act are not clearly defined, the Indemnification Provisions may provide indemnification broader than that described in (a) and (b).

          (f)    The Company must advance to a director or officer the expenses incurred in defending any action, suit or proceeding in advance of its final disposition if the director or officer affirms in good faith that he or she has met the standard of conduct to be entitled to indemnification as described in (a) or (b) above and undertakes to repay any amount advanced if it is determined that the person did not meet the required standard of conduct.

        The rights of indemnification described above are not exclusive of any other rights of indemnification to which the persons indemnified may be entitled under any statute, agreement, vote of shareholders, action of directors or otherwise.

        The Company has directors' and officers' liability insurance coverage which insures directors and officers of the Company against certain liabilities.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

Item 16. EXHIBITS.

        The following exhibits are filed as part of this Registration Statement:

Exhibit No.		Description
4.1		Restated Articles of Incorporation of Precision Castparts Corp. as amended. (Incorporated herein by reference to Exhibit (3)A in the Form 10-K filed June 11, 2002) (File number 1-10348)
4.2		Bylaws of Precision Castparts Corp. (Incorporated herein by reference to Exhibit 3 in the Form 10-Q, filed February 9, 2000) (File number 1-10348)
4.3		Form of Rights Agreement, dated as of December 3, 1998, between PCC and the Bank of New York (Incorporated by reference to Exhibit 4.1 to the Form 8-K filed December 4, 1998) (File No. 1-10348)
4.4
Voting Agreements, dated as of August 16, 2003, by and between PCC and each of Tinicum Investors, Eric M. Ruttenberg, RIT Capital Partners plc and Putnam L. Crafts, Jr. (Filed as Exhibits 20 to 23 to Amendment No. 15 to Schedule 13D filed by Tinicum Enterprises, Inc., dated August 20, 2003 and incorporated herein by reference) (File number 5-04416)
5.1	**	Opinion of Stoel Rives LLP
23.1	*	Consent of PricewaterhouseCoopers LLC, Independent Accountants for PCC
23.2	*	Consent of PricewaterhouseCoopers LLC, Independent Accountants for SPS
23.3	**	Consent of Stoel Rives LLP (See Exhibit 5.1)
24.1	**	Powers of Attorney

*
Filed herewith.

**
Previously filed.

Item 17. UNDERTAKINGS.

        A.    The undersigned registrant hereby undertakes:

          1.     To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

            (a)   To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933; unless the information required to be included in such post-effective amendment is contained in a periodic report filed by the Company pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 and incorporated herein by reference;

            (b)   To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to rules 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; unless the information required to be included in such post-effective amendment is contained in a periodic report filed by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 and incorporated herein by reference; and

            (c)   To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

          2.     That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          3.     To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        B.    The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        C.    The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

        D.    The undersigned registrant undertakes that every prospectus (i) that is filed pursuant to the immediately preceding paragraph, or (ii) that purports to meet the requirements of section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to this Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        E.    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

        F.     The undersigned registrant hereby undertakes that:

          1.     For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          2.     For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Portland, State of Oregon, on February 25, 2004.

PRECISION CASTPARTS CORP.
By:	/s/ WILLIAM D. LARSSON William D. Larsson Senior Vice President and Chief Financial Officer

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities indicated and on the dates indicated.

Signature	Title	Date

* Mark Donegan	Chairman, Chief Executive Officer (Principal Executive Officer) and Director	February 25, 2004
/s/ WILLIAM D. LARSSON William D. Larsson	Senior Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	February 25, 2004
* Peter R. Bridenbaugh	Director	February 25, 2004
* Dean T. DuCray	Director	February 25, 2004
* Don R. Graber	Director	February 25, 2004
* William C. McCormick	Director	February 25, 2004
* Vernon E. Oechsle	Director	February 25, 2004

* Byron O. Pond, Jr.	Director	February 25, 2004
* Steven G. Rothmeier	Director	February 25, 2004
* J. Frank Travis	Director	February 25, 2004
* By:	/s/ WILLIAM D. LARSSON William D. Larsson Attorney-in-fact

INDEX TO EXHIBITS

Exhibit No.		Description
4.1		Restated Articles of Incorporation of Precision Castparts Corp. as amended. (Incorporated herein by reference to Exhibit (3)A in the Form 10-K filed June 11, 2002) (File number 1-10348)
4.2		Bylaws of Precision Castparts Corp. (Incorporated herein by reference to Exhibit 3 in the Form 10-Q, filed February 9, 2000) (File number 1-10348)
4.3		Form of Rights Agreement, dated as of December 3, 1998, between PCC and the Bank of New York (Incorporated by reference to Exhibit 4.1 to the Form 8-K filed December 4, 1998) (File No. 1-10348)
4.4
Voting Agreements, dated as of August 16, 2003, by and between PCC and each of Tinicum Investors, Eric M. Ruttenberg, RIT Capital Partners plc and Putnam L. Crafts, Jr. (Filed as Exhibits 20 to 23 to Amendment No. 15 to Schedule 13D filed by Tinicum Enterprises, Inc., dated August 20, 2003 and incorporated herein by reference) (File number 5-04416)
5.1	**	Opinion of Stoel Rives LLP
23.1	*	Consent of PricewaterhouseCoopers LLC, Independent Accountants for PCC
23.2	*	Consent of PricewaterhouseCoopers LLC, Independent Accountants for SPS
23.3	**	Consent of Stoel Rives LLP (See Exhibit 5.1)
24.1	**	Powers of Attorney

*
Filed herewith.

**
Previously filed.

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EXPLANATORY NOTE
TABLE OF CONTENTS
ABOUT THIS PROSPECTUS
SUMMARY
RISK FACTORS
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
CAPITALIZATION
SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
Unaudited Pro Forma Condensed Combined Statement of Income For the Nine Months Ended December 28, 2003
NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS (in millions, except per share data)
SELLING SHAREHOLDERS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
DOCUMENTS INCORPORATED BY REFERENCE
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
  Item 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.
  Item 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.
  Item 16. EXHIBITS.
  Item 17. UNDERTAKINGS.
SIGNATURES
INDEX TO EXHIBITS